Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
EPIQ SYSTEMS, INC.
(In Thousands, except for Ratio)

	Year Ended December 31,
Earnings	2005	2004	2003
income from continuing operations	$10,948	$9,063	$14,525
tax related to continuing operations	7,276	6,386	10,165
pre-tax earnings	18,224	15,449	24,690
Plus
fixed charges	7,676	7,176	550
amortization of capitalized interest	0	0	0
distributed income—equity investees	0	0	0
share of pre-tax losses of equity investees	0	0	0
Less
capitalized interest	0	0	0
preference dividends of consolidated subs	0	0	0
minority interest in subs pre-tax income	0	0	0
Total Earnings	25,900	22,625	25,240
Fixed Charges
Interest expensed	5,662	4,223	201
Interest capitalized	0	0	0
amortized deferred loan charges	1,147	2,120	0
estimated interest expense in leases	867	833	349
preference dividends of consolidated subs	0	0	0
Total Fixed Charges	7,676	7,176	550
Ratio of earnings to fixed charges	3.4	3.2	45.9